Exhibit 99.1

PRESS RELEASE

Immatics Extends Cell Therapy Manufacturing

Collaboration with UTHealth

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Extension of collaboration between UTHealth and Immatics until end of 2024 providing Immatics exclusive access to state-of-the art cGMP manufacturing infrastructure at The Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory

•	Collaboration ensures continued clinical batch supply for all of Immatics’ ongoing and next Adoptive Cell Therapy (ACT) clinical trials in US and Europe

Houston, Texas, August 6, 2020 – Immatics N.V. (NASDAQ: IMTX; “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell redirecting cancer immunotherapies, today announced the extension of its cell therapy manufacturing collaboration with The University of Texas Health Science Center at Houston (UTHealth), in Houston, Texas. The continued collaboration grants Immatics access to UTHealth’s state-of-the-art cGMP manufacturing infrastructure at the Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory, enabling continued production and supply of Immatics’ specialized, cell-based product candidates for testing in multiple clinical trials. Maximum capacity of the facility is anticipated at 48 ACTengine® T cell products per month. The new agreement will run until the end of 2024. Under the agreement, UTHealth will provide Immatics with exclusive access to three cGMP suites and support areas for the manufacturing of various Adoptive Cell Therapy (ACT) products. Therapeutic T cell production will be carried out by Immatics’ manufacturing personnel and will be supported by a UTHealth-Immatics joint quality team.

Steffen Walter, Ph.D., Chief Technology Officer at Immatics, commented: “During the last five years, we have established a strong and productive partnership with UTHealth that has enabled the initiation of four ongoing clinical trials. As we remain focused on the development of our clinical pipeline, this extension of our collaboration with UTHealth will fulfill Immatics’ manufacturing needs for our early-stage ACT clinical programs for the next four years. Being able to rely on a partner with profound cell therapy expertise who is familiar with our technologies and can support cGMP cell therapy production is critical to ensuring the advancement of our clinical trials. We look forward to continuing this fruitful collaboration with the experts at UTHealth.”

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Fabio Triolo, D.d.R., M.Phil., Ph.D., The Clare A. Glassell Distinguished Chair and Director of the Cellular Therapy Core at UTHealth, added: “Signing the extended contract with Immatics fits into our strategy at UTHealth of supporting the development of new treatments for patients in need. We therefore look forward to continuing our collaboration and further leveraging the potential of our manufacturing capabilities.”

About Immatics’ ACT Programs

ACTengine® is a personalized approach in which the patient’s own T cells are genetically modified to express a novel proprietary TCR cognate to one of Immatics’ proprietary cancer targets which are then reinfused back into the patient. Immatics’ latest proprietary ACTengine® manufacturing processes are designed to generate cell product candidates within a short six day manufacturing window and to deliver highly proliferative T cells, with the capability to infiltrate the patient’s tumor and function in a challenging solid tumor microenvironment. The process is designed to rapidly produce younger, better-persisting T cells capable of “serial” killing tumor cells in vitro. Immatics’ is further advancing the ACT concept beyond individualized manufacturing with its product class ACTallo® which is being developed to generate “off-the-shelf” cellular therapies.

More information on the clinical trials can be found at the following links: https://immatics.com/clinical-programs/ and https://clinicaltrials.gov/.

- ENDS -

Notes to Editors

About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

For regular updates about Immatics, visit www.immatics.com. You can also follow us on Twitter and LinkedIn.

About UTHealth

Established in 1972 by The University of Texas System Board of Regents, The University of Texas Health Science Center at Houston (UTHealth) is Houston’s Health University and Texas’ resource for health care education, innovation, scientific discovery and excellence in patient care. The

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most comprehensive academic health center in the UT System and the U.S. Gulf Coast region, UTHealth is home to Jane and Robert Cizik School of Nursing, John P. and Kathrine G. McGovern Medical School and schools of biomedical informatics, biomedical sciences, dentistry and public health. UTHealth includes The University of Texas Harris County Psychiatric Center, as well as the growing clinical practices UT Physicians, UT Dentists and UT Health Services. The university’s primary teaching hospitals are Memorial Hermann-Texas Medical Center, Children’s Memorial Hermann Hospital and Harris Health Lyndon B. Johnson Hospital. For more information, visit www.uth.edu.

About the Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory

The Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory, which is part of the Cellular Therapy Core at UTHealth, has been Immatics’ manufacturing partner since 2015. The site is a U.S. Food and Drug Administration (FDA)-registered and inspected cGMP facility that has received accreditation from the Foundation for Accreditation of Cellular Therapy (FACT) as well as certification from the Clinical Laboratory Improvement Amendment (CLIA) and the College of American Pathologists (CAP).

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in filings with the Securities and Exchange Commission (SEC). Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements.

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For more information, please contact:

For Media Inquiries	Investor Relations Contact
Gretchen Schweitzer or Jacob Verghese, PhD	John Graziano
Trophic Communications	Solebury Trout
Phone: +49 89 2388 7731	Phone: +1 646 378 2942
immatics@trophic.eu	jgraziano@soleburytrout.com

Immatics N.V.

Anja Heuer	Jordan Silverstein
Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281 810 7545
media@immatics.com	InvestorRelations@immatics.com

UTHealth

Amy Laukka	Deborah Lake
Sr. Media Relations Specialist	Media Relations Director
Phone: +1 713-500-3053	Phone: +1 713-500-3030
Amy.Laukka@uth.tmc.edu	Deborah.M.Lake@uth.tmc.edu

You have received this information due to your interest in Immatics (Immatics N.V. / Immatics Biotechnologies GmbH / Immatics US, Inc.). We hope you find this information useful to update you on the developments at Immatics.

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